# P.J. Robb Variable Corporation

**(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)**

## Statement of Financial Condition

## December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48197 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P.J. ROBB VARIABLE CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 POPLAR AVENUE, SUITE 400
(No. and Street)

| MEMPHIS | TN | 38119 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JENNIFER MATLOCK 717-736-8159
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

| 800 GREEN VALLEY ROAD, SUITE 500 | GREENSBORO | NC | 27408 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, JENNIFER MATLOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.J. ROBB VARIABLE CORPORATION, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
MICHAEL J WAGNER - Notary Public
Dauphin County
My Commission Expires May 3, 2024
Commission Number 1172915

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# P.J. Robb Variable Corporation
**(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)**
## Index
## December 31, 2020

**Page(s)**

### Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
P.J. Robb Variable Corporation

***Opinion on the Financial Statement – Statement of Financial Condition***

We have audited the accompanying statement of financial condition of P.J. Robb Variable Corporation (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 24, 2021

We have served as the Company's auditor since 2012.

# P.J. Robb Variable Corporation
**(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)**
## Statement of Financial Condition
## December 31, 2020

| | |
|---|---|
| **Assets** | |
| Cash | $ 24,103,482 |
| Segregated cash under regulation | 200,000 |
| Commissions receivable, net of allowance of $92,622 | 3,226,969 |
| Intangibles, net of accumulated amortization | 218,890 |
| Goodwill | 13,431,068 |
| Other assets | 458,089 |
| Total assets | $ 41,638,498 |
| **Liabilities and Stockholder's Equity** | |
| Commissions payable | $ 2,926,705 |
| Income tax payable to affiliate | 512,761 |
| Payable to Parent | 1,417,043 |
| Accrued expenses and other liabilities | 91,203 |
| Deferred tax liability, net | 21,779 |
| Total liabilities | 4,969,491 |
| Commitments and contingencies (Note 8) | |
| Stockholder's equity | |
| Common stock and additional paid-in capital: no par value; 2,000 shares authorized; 1,400 shares issued and outstanding | 20,777,967 |
| Retained earnings | 15,891,040 |
| Total stockholder's equity | 36,669,007 |
| Total liabilities and stockholder's equity | $ 41,638,498 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

P.J. Robb Variable Corporation (the "Company"), is a wholly owned subsidiary of Crump Life Insurance Services, Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Truist Bank ("Truist"). Truist is a wholly owned subsidiary of Truist Financial Corporation (the "Corporation").

The Company is incorporated in the state of Tennessee, registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a retail and wholesale broker-dealer of life insurance and annuity products for various insurance carriers. The Company conducts business on a national basis.

## 2. Summary of Significant Accounting Policies

The accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by Company regulatory authorities. The following is a summary of the more significant accounting policies.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to intangibles, goodwill and tax assets, liabilities and expense. Actual results could differ from those estimates.

### Cash

Cash includes funds on deposit with financial institutions that are available for withdrawal on demand.

### Cash Segregated Under Regulation

The Company had $200,000 of cash on deposit at December 31, 2020 in a restricted cash account for the exclusive benefit of customers.

### Commissions Receivable

The Company's receivables are from insurance carriers. The Company has reflected commissions receivable arising from the Company's operations on its Statement of Financial Condition. The Company maintains an allowance for adjustments on its commissions receivable.

**Goodwill and Intangible assets**
Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles). Goodwill is tested at least annually for impairment during the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value of a reporting unit is below its carrying value, then an impairment test is required. The Company may also elect to bypass the qualitative assessment and proceed directly to the impairment test. The Company measures impairment using the present value of estimated future cash flows based upon available information. Discount rates are based upon the cost of capital specific to the industry in which the Company operates. If the carrying value of the Company exceeds its fair value, the Company would recognize impairment for the excess of carrying value over fair value.

Intangible assets consist of acquired customer contracts and are amortized over their estimated useful life based upon customer retention rates. Whenever events or changes in circumstances indicate that the carrying amount for an asset may not be recoverable, the Company evaluates the asset for impairment. Intangible assets resulting from acquired customer relationships are evaluated in light of actual customer attrition rates and related cash flows to ensure that the carrying value of these intangible assets is recoverable. If an intangible asset is impaired, the asset is written down to estimated fair value. Through December 31, 2020, the Company did not record any impairments related to goodwill or other intangible assets.

Additional information pertaining to intangible assets is presented in Note 5.

**Income Taxes**
Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the consolidated Federal income tax return of the Corporation. The method of allocating Federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

**New Accounting Pronouncements**
During June 2016, the FASB issued new guidance related to credit losses, which replaces the incurred loss impairment methodology with an expected credit loss methodology and requires consideration of a broader range of information to determine credit loss estimates. Financial assets measured at amortized cost are presented at the net amount expected to be collected by using an allowance for credit losses. Purchased credit deteriorated loans receive an allowance for expected credit losses. Any credit impairment on AFS debt securities for which the fair value is less than cost is recorded through an allowance for expected credit losses. The standard also requires expanded disclosures related to credit losses and asset quality. This guidance is effective for fiscal years beginning after December 31, 2019.

The Company has identified commissions receivable as a financial asset pool that is in scope of the credit loss standard. The Company's commissions receivable are short term in nature and are settled within 30-90 days. There were no adjustments made to the Company's current process in evaluating losses for these receivables because an allowance based on expected credit loss would not be materially different from the current model. Therefore, the adoption of this standard did not have a material impact on the Company's financial statements or related disclosures.

The FASB issued new guidance related to simplifying the test for goodwill impairment, which simplifies the subsequent measurement of goodwill by eliminating the second step from the goodwill impairment test, effective for fiscal years beginning after December 15, 2019. The standard does not currently have an impact on the Company's financial statements; however, if subsequent to adoption, the carrying amount of a reporting unit exceeds its fair value, the Company would be required to recognize an impairment charge for the amount that the carrying value exceeds the fair value.

## 3. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3 - 1 (the "Rule"), which requires the maintenance of minimum net capital. The Rule requires that the Company maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $250,000. At December 31, 2020, the Company had net capital under the Rule of $22,365,066 which was $22,033,282 in excess of its minimum required net capital of $331,784. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 22%.

## 4. Related Party Transactions

The Company enters into certain related party transactions with the Parent and other affiliated companies. These transactions, which arise in the normal course of business, are summarized below. Receivables from and payables to Parent and affiliates represent amounts due from and to the Parent and affiliate companies and are expected to be settled in the normal course of business. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

### Cash
The Company had $853,482 of cash on deposit with Truist at December 31, 2020 that is noninterest bearing.

### Income Tax Payable to Affiliate
The Company had $512,761 in income tax payable to the Corporation at December 31, 2020, presented on the Statement of Financial Condition.

### Payable to Parent
At December 31, 2020, the Company had a payable of $1,417,043 to the Parent, presented on the Statement of Financial Condition. Included in this amount were a payable of $555,966 for administrative service fees and a payable of $861,077 which resulted from unsettled operational amounts.

## 5. Intangible Assets

The Company has intangible assets resulting from customer relationships. The intangible assets have a remaining estimated useful life of 1 year. At December 31, 2020, the gross carrying amount of the intangible assets was $6,000,000 and the accumulated amortization was $5,781,110.

## 6. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included on the Statement of Financial Condition, and deferred tax liabilities at December 31, 2020, are presented below:

| | | |
|---|---|---|
| **Deferred tax assets** | | |
| Allowance for commission adjustments | $ | 21,632 |
| Agent advances allowance | | 7,709 |
| Total deferred tax assets | | 29,341 |
| **Deferred tax liabilities** | | |
| Intangibles | | (51,120) |
| Total deferred tax liabilities | | (51,120) |
| Net deferred tax liability | $ | (21,779) |

The Company has no valuation allowance against deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company did not have any unrecognized tax benefits and did not record or accrue any interest or penalties during 2020 related to unrecognized tax benefits. The Company is subject to U.S. income taxes as well as various state and local jurisdictions. Truist's federal income tax returns are no longer subject to examination by the IRS for taxable years prior to 2017. Various years remain subject to examination by state and local taxing authorities.

## 7. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments, which primarily consist of cash, receivables, and current obligations, approximates carrying value because of the short term nature of these financial instruments.

## 8. Commitments and Contingencies

At December 31, 2020, management is not aware of any material contingent liabilities and the Company has no material future commitments.

## 9. Subsequent Events

The Company has evaluated subsequent events through February 24, 2021, and has determined there are none requiring disclosure.